FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                           PURSUANT TO RULE 13A-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934

                     FOR THE MONTH OF     MARCH, 2002
                                      -------------------


                              INSIDE HOLDINGS INC.
                   ------------------------------------------
                 (Translation of registrant's name into English)

            Suite 1260, 609 Granville Street, Vancouver, B.C., Canada
            ---------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F     X       Form 40-F
                                     -----                 -----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes       No   X
                                      ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

ATTACHED IS THE COMPANY'S QUARTERLY REPORT FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2002.

                              INSIDE HOLDINGS INC.


                         UNAUDITED FINANCIAL  STATEMENTS
                         (EXPRESSED IN CANADIAN DOLLARS)
                          (A DEVELOPMENT STAGE COMPANY)


                                JANUARY 31, 2002

INSIDE HOLDINGS INC.
BALANCE  SHEETS
(Unaudited)
(Expressed  in  Canadian  Dollars)
(A  Development  Stage  Company)

====================================================================================

                                                            January 31,    April 30,
                                                               2002           2001
------------------------------------------------------------------------------------

ASSETS

CURRENT
  Cash                                                      $       20   $    6,940
  Receivable                                                       463          681
                                                            -----------  -----------

                                                                   483        7,621

INTELLECTUAL PROPERTY                                                -       20,000
                                                            -----------  -----------

                                                            $      483   $   27,621
====================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
  Accounts payable and accrued liabilities                  $    2,395   $   13,894
  Due to related parties                                             -       64,075
                                                            -----------  -----------

                                                                 2,395       77,969
                                                            -----------  -----------

SHAREHOLDERS' EQUITY
  Capital stock
    Authorized
      100,000,000  common shares without par value
    Issued
      6,735,300  common shares (April 30, 2001 - 4,637,600)   3,473,579   3,368,694
  Deficit accumulated during the development stage             (149,063)    (92,614)
  Deficit                                                    (3,326,428) (3,326,428)
                                                            -----------  -----------

                                                                (1,912)     (50,348)
                                                            -----------  -----------

                                                            $      483   $   27,621
====================================================================================


   The accompanying notes are an integral part of these financial statements.

INSIDE HOLDINGS INC.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)
(Expressed in Canadian Dollars)
(A Development Stage Company)

============================================================================================================

                                   Cumulative
                                      Amounts
                                     From the
                                     Start of
                                  Development
                                     Stage on
                                        May 1,       Three Month Period Ended       Nine Month Period Ended
                                      2000 to                January 31                     January 31
                                   January 31, -------------------------------------------------------------
                                         2002          2002           2001           2002          2001
------------------------------------------------------------------------------------------------------------

EXPENSES
  Amortization                    $     40,000   $     10,000   $       5,000   $    20,000   $      15,000
  Consulting                             7,500              -               -             -           7,500
  Listing and transfer agent fees       20,251          1,582           2,446         6,957          10,170
  Management fees                       47,500          2,500           7,500        17,500          22,500
  Office and general                     7,061             22              16           576           6,463
  Professional fees                     26,751          4,692           2,317        11,416          13,610
                                  -------------  -------------  --------------  ------------  --------------

LOSS FOR THE PERIOD               $   (149,063)  $    (18,796)  $     (17,279)  $   (56,449)  $     (75,243)
============================================================================================================

BASIC AND DILUTED LOSS PER SHARE                 $     (0.004)  $      (0.003)  $    (0.012)  $      (0.016)
============================================================================================================

WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                             4,687,600       4,637,600     4,637,600       4,637,600
============================================================================================================


   The accompanying notes are an integral part of these financial statements.

INSIDE HOLDINGS INC.
STATEMENT OF CASH FLOWS
(Unaudited)
(Expressed in Canadian Dollars)
(A Development Stage Company)

============================================================================================================

                                         Cumulative
                                            Amounts
                                           From the
                                           Start of
                                        Development
                                           Stage on
                                              May 1,      Three Month Period Ended        Nine Month Period Ended
                                            2000 to               January 31                     January 31
                                         January 31,---------------------------------------------------------------
                                               2002          2002            2001           2002           2001
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM
  OPERATING ACTIVITIES
  Loss for the period                    $   (149,063)  $    (18,796)  $     (17,279)  $   (56,449)  $     (75,243)
  Item not involving cash:
    Amortization                               40,000         10,000           5,000        20,000          15,000

  Change in non-cash
    working capital items:
    (Increase) decrease in receivable            (463)           374           2,219           218          (1,039)
    Increase (decrease)
      in accounts payable                     (16,538)       (17,800)            799       (11,499)         (3,059)
    Increase (decrease) in due to
      related parties                         (44,100)       (80,125)          8,025       (64,075)        (88,563)
                                         -------------  -------------  --------------  ------------  --------------

  Cash used in operating activities          (170,164)      (106,347)         (1,236)     (111,805)       (152,904)
                                         -------------  -------------  --------------  ------------  --------------

CASH FLOWS FROM
  FINANCING ACTIVITIES

  Issuance of capital stock                   169,885        104,885               -       104,885         205,513
                                         -------------  -------------  --------------  ------------  --------------

  Cash provided by financing activities       169,885        104,885               -       104,885         205,513
                                         -------------  -------------  --------------  ------------  --------------

CASH FLOWS FROM
  INVESTING ACTIVITIES
  Purchase of intellectual property                 -              -               -             -         (40,000)
                                         -------------  -------------  --------------  ------------  --------------
  Cash used in investing activities                 -              -               -             -         (40,000)
                                         -------------  -------------  --------------  ------------  --------------
INCREASE (DECREASE) IN CASH
  FOR THE PERIOD                                 (279)        (1,462)         (1,236)       (6,920)         12,609

CASH, BEGINNING OF PERIOD                         299          1,482          14,144         6,940             299
                                         -------------  -------------  --------------  ------------  --------------

CASH, END OF PERIOD                      $         20   $         20   $      12,908   $        20   $      12,908
===================================================================================================================

CASH PAID FOR INCOME TAXES               $          -   $          -   $           -   $         -   $           -

===================================================================================================================
CASH PAID FOR INTEREST                   $          -   $          -   $           -   $         -   $           -
===================================================================================================================


   The accompanying notes are an integral part of these financial statements.

INSIDE HOLDINGS INC.
STATEMENT OF SHAREHOLDERS' EQUITY
(Unaudited)
(Expressed in Canadian Dollars)
(A Development Stage Company)

======================================================================================================

                                        Common        Common        Deficit
                                        Shares        Shares    Accumulated
                                    Issued and    Issued and         During
                                    Fully Paid    Fully Paid    Development
                                       (Number)      (Amount)         Stage        Deficit       Total
------------------------------------------------------------------------------------------------------

Balance, April 30, 1998                488,235   $  3,163,181  $          -   $(3,044,438)  $ 118,743

  Cancellation of shares                  (635)             -             -             -           -
  Loss for the year                          -              -             -       (94,464)    (94,464)
                                    -----------  ------------  -------------  ------------  ----------

Balance, April 30, 1999                487,600      3,163,181             -    (3,138,902)     24,279

  Loss for the year                          -              -             -      (187,526)   (187,526)
                                    -----------  ------------  -------------  ------------  ----------

Balance, April 30, 2000                487,600      3,163,181             -    (3,326,428)   (163,247)

  Shares issued for cash               650,000         65,000             -             -      65,000
  Shares issued for debt settlement  3,500,000        140,513             -             -     140,513
  Loss for the year                          -              -       (92,614)            -     (92,614)
                                    -----------  ------------  -------------  ------------  ----------

Balance, April 30, 2001              4,637,600      3,368,694       (92,614)   (3,326,428)    (50,348)

  Shares issued for services            50,000          2,500             -             -       2,500
  Shares issued for debt settlement  2,047,700        102,385             -             -     102,385
  Loss for the period                        -              -       (56,449)            -     (56,449)
                                    -----------  ------------  -------------  ------------  ----------

Balance, January 31, 2002            6,735,300   $  3,473,579  $   (149,063)  $(3,326,428)  $  (1,912)
======================================================================================================


   The accompanying notes are an integral part of these financial statements.

INSIDE  HOLDINGS  INC.
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Unaudited)
(Expressed in Canadian Dollars)
(A Development Stage Company)
JANUARY 31, 2002

================================================================================


1.   NATURE  AND  CONTINUANCE  OF  OPERATIONS

     THE COMPANY WAS FORMED UNDER THE LAWS OF THE PROVINCE OF BRITISH COLUMBIA, CANADA, ON JULY 7, 1992 PURSUANT TO A STATUTORY AMALGAMATION OF TWO PREDECESSOR COMPANIES PREVIOUSLY ENGAGED IN THE EXPLORATION AND DEVELOPMENT OF MINERAL RESOURCE PROPERTIES IN CANADA. THE BALANCE SHEETS OF THE
     PREDECESSOR COMPANIES WERE CARRIED OVER AT HISTORICAL COST. EFFECTIVE OCTOBER 6, 2000, THE COMPANY CHANGED ITS GOVERNING JURISDICTION FROM THE PROVINCE OF BRITISH COLUMBIA TO THE YUKON.

     Since the date of formation, the Company raised additional private equity capital to settle certain indebtedness and for the further purpose of exploring new lines of business. All costs associated with identifying, researching and negotiating with prospective businesses have been charged to earnings in the year they were incurred.

     On May 1, 2000, the Company purchased 400 registered internet domain names each ending with the suffix "inside.com" from a privately held company with the intention of developing a network of affiliated destination web-sites for transacting e-commerce within several industry segments under a singular bond. As a consequence, these financial statements have been prepared to reflect a new development stage, which commenced on May 1, 2000.

     The success of the Company's plan of operations is dependant upon its ability to secure, among other things, agreements with prospective network affiliates and significant additional capital. The Company has, thus far, not been able to secure satisfactory agreements with prospective network affiliates or the necessary capital to materially progress its plans. Present market conditions are such that internet based companies are, in general, experiencing difficulty attracting any of the necessary resources to carry out their business plans. As at January 31, 2002, the Company had a working capital deficiency of $1,912 and had incurred substantial losses to January 31, 2002. The Company's registered domain names come up for renewal between February and May 2002. The total cost of a one year renewal is estimated to be approximately $20,000. As a consequence of these circumstances, the Board of Directors may choose in the future to discontinue its current plans and may seek new lines of business, which may also be highly speculative in nature. The Company has not engaged in any formal discussions with prospective businesses and there can be no assurance that in such event the Company will successfully identify and secure an agreement to acquire or merge with a new business on terms acceptable to the Company or on any terms.

     Amortization expense for the period includes the previously unamortized cost of its 400 registered internet domain names to reflect the above uncertainties.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for the year. Actual results in the future periods could be different from these estimates made in the current year. The following is a summary of the significant accounting policies of the Company.

INSIDE  HOLDINGS  INC.
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Unaudited)
(Expressed in Canadian Dollars)
(A Development Stage Company)
JANUARY 31, 2002

================================================================================


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D )


                                   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

                                FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash, receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the fair value of these financial instruments approximate their carrying values and the Company is not exposed to significant interest currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

     INTELLECTUAL  PROPERTY

     Intellectual property was recorded at cost and was being amortized over two years. The unamortized balance was charged to earnings in the current period.

     INCOME TAXES

     Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

                                    LOSS PER SHARE

     Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

     SEGMENTED  INFORMATION

     The Company currently conducts its operations in Canada in one business segment.

INSIDE  HOLDINGS  INC.
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Unaudited)
(Expressed in Canadian Dollars)
(A  Development Stage Company)
JANUARY 31, 2002

================================================================================


3.   RELATED  PARTY  TRANSACTIONS

     The Company entered into the following transactions with related parties during the nine month period ended January 31, 2002:

     a) Paid or accrued $17,500 (2001 - $22,500) in management fees to a company controlled by directors of the Company.

     b) Issued 2,047,700 to a company with a common director in full settlement and satisfaction of debts of the Company in the aggregate amount of $102,385.


4. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. These financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

     NEW  UNITED  STATES  ACCOUNTING  STANDARDS

     Accounting  for  derivative  instruments  and  hedging  activities

     In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 1999. In June 2000, the FASB issued SFAS No. 138, which is a significant amendment to SFAS 133. The Company does not anticipate that the adoption of these statements will have a significant impact on its financial statements.

     Comprehensive  income

     SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

     Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under generally accepted accounting principles.

     For the year ended April 30, 2001 and the nine month period ended January 31, 2002, there were no other items of comprehensive income.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


                                    Overview

On May 1, 2000, the Company purchased 400 registered internet domain names each ending with the suffix "inside.com" from a privately held company, with the intention of developing a network of affiliated destination web sites for transacting e-commerce within several industry segments under a singular brand.

The success of the Company's plan of operations is dependant upon its ability to secure, among other things, agreements with prospective network affiliates and significant additional capital. The Company has, thus far, not been able to secure satisfactory agreements with prospective network affiliates or the necessary capital to materially progress its plans. Present market conditions are such that internet based companies are, in general, experiencing difficulty attracting any of the necessary resources to carry out their business plans. As at January 31, 2002, the Company had a working capital deficiency of $1,912 and had incurred substantial losses to January 31, 2002. The Company's registered domain names come up for renewal between February and May 2002. The total cost of a one year renewal is estimated to be approximately $20,000. As a consequence of these circumstances, the Board of Directors may choose in the future to discontinue its current plans and may seek new lines of business, which may also be highly speculative in nature. The Company has not engaged in any formal discussions with prospective businesses and there can be no assurance that in such event the Company will successfully identify and secure an agreement to acquire or merge with a new business on terms acceptable to the Company or on any terms.

Amortization expense for the period includes the previously unamortized cost of its 400 registered internet domain names to reflect the above uncertainties.

In January 2002, Gateway Research Management Group Ltd., of the Bahamas, purchased 1,675,000 common shares of the Company from an insider of the Company in a private transaction and 2,047,700 common shares from the Company in connection with an assignment and settlement of Company debts in the aggregate amount of $102,385. After giving effect to these transactions, Gateway owned approximately 55% of the Company. Kevin Winter, a director of the Company, is a director of Gateway.

The Company also terminated without penalty, effective November 30, 2001, the management agreement made by and between the Company and Pemcorp Management Inc. ("Pemcorp"). Pemcorp is a management services company controlled by two directors of the Company.


LIQUIDITY  AND  CAPITAL  RESOURCES

The Company has sustained substantial operating losses and has used substantial amounts of working capital in its operations to January 31, 2002. As of January 31, 2002 the Company had cash equivalents of $20 and a working capital deficit of $1,912. Total liabilities exceeded the book value of total assets by $1,912.

During the period, the Company issued 2,047,700 to an insider to settle debts of the Company in the aggregate amount of $102,385.

The Company's ability to satisfy its remaining liabilities and meet its obligations as they become due is dependent upon its ability to secure additional funding through public or private sales of securities, including equity securities of the Company and there are no assurances that the Company will be successful in securing such necessary funding.

The common shares of the Company are listed for trading on the OTC Bulletin Board in the United States. They trade under the symbol "IHLGF". There is, however, no assurance that a market for the Company's shares will develop, or if a market develops that it will continue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        INSIDE HOLDINGS INC.




Date:   March 4, 2002                   By:   "Kevin Winter"
      ------------------                    -----------------
                                      Name: Kevin Winter
                                     Title: President